                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                  Spectrum Sciences and Software Holdings Corp.
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                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
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                         (Title of Class of Securities)

                                   84764A 10 7
                       ---------------------------------
                                 (CUSIP Number)

                               Morris Orens, Esq.
                      Swidler Berlin Shereff Friedman, LLP
                              405 Lexington Avenue
                            New York, New York 10174
                                 (212) 973-0111
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                               September 17, 2004
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

                     Page 1 of 9 sequentially numbered pages

                                  SCHEDULE 13D

----------------------------                               ---------------------
CUSIP NO. 84764A 10 7                                          PAGE 2 OF 9 PAGES
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  1  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)
--------------------------------------------------------------------------------

     BG CAPITAL GROUP LTD.

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  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X]
                                                                         (b) [ ]
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  3  SEC USE ONLY

--------------------------------------------------------------------------------
  4  SOURCE OF FUNDS (See Instructions)

     WC
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  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                 [ ]

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  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     BAHAMAS
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                               7  SOLE VOTING POWER                   3,330,382

                             ---------------------------------------------------
        Number of Shares       8  SHARED VOTING POWER                 N/A
     Beneficially Owned by
         Each Reporting      ---------------------------------------------------
          Person with          9  SOLE DISPOSITIVE POWER              3,330,382

                             ---------------------------------------------------
                              10  SHARED DISPOSITIVE POWER            N/A

--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                          3,330,382
--------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES (See Instructions)                                               [ ]

--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                               8.3%
--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON (See Instructions)
                                                              CO
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                                  SCHEDULE 13D

----------------------------                               ---------------------
CUSIP NO. 84764A 10 7                                          PAGE 3 OF 9 PAGES
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  1  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)
--------------------------------------------------------------------------------

     ROBERT GENOVESE

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  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
  3  SEC USE ONLY

--------------------------------------------------------------------------------
  4  SOURCE OF FUNDS (See Instructions)

     PF
--------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                 [ ]

--------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     CANADA
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                               7  SOLE VOTING POWER                   3,330,382

                             ---------------------------------------------------
        Number of Shares       8  SHARED VOTING POWER
     Beneficially Owned by
         Each Reporting      ---------------------------------------------------
          Person with          9  SOLE DISPOSITIVE POWER              3,330,382

                             ---------------------------------------------------
                              10  SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                          3,330,382
--------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES (See Instructions)                                               [ ]

--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                               8.3%
--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON (See Instructions)
                                                               IN
--------------------------------------------------------------------------------

          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

         This Amendment No. 1 to the Statement on Schedule 13D amends and supplements the Statement on Schedule 13D (as amended, the "Schedule 13D") filed by BG Capital Group Ltd., a Bahamas corporation ("BG Capital") and Robert
Genovese ("Genovese" and together with BG Capital, the "Reporting Persons") on
August 3, 2004. Capitalized terms used herein and not defined herein shall have the meanings assigned thereto in the Schedule 13D. This Amendment No. 1 to the
Schedule 13D is filed by the Reporting Persons in accordance with Exchange Act
Rule 13d-2, and it shall refer only to the information that has materially changed since the filing of the original Schedule 13D on August 3, 2004.

ITEM 4.           PURPOSE OF TRANSACTION

         Item 4 is hereby amended by replacing the last two paragraphs of Item 4 of this Statement as previously filed with the following:

         On October 1, 2004, the Issuer, Genovese, BG Capital and Endeavor
Capital Group, LLC, a Florida limited liability company owned by Genovese
("Endeavor"), entered into a consulting agreement (the "New Consulting
Agreement") that replaced the Consulting Agreement, the Amended and Restated
Consulting Agreement and a prior consulting agreement, dated as of March 1,
2003, by and between the Issuer and Endeavor. A copy of the New Consulting
Agreement is attached hereto as Exhibit E and is incorporated herein by reference. Pursuant to the New Consulting Agreement, the Issuer has engaged
Genovese to render limited independent advisory consulting services concerning suitable merger or acquisition candidates for the Issuer, perform appropriate diligence investigations with respect thereto, advise the Issuer with respect to the desirability of pursuing such candidates, and assist the Issuer in any negotiations which may ensue therefrom. Genovese's consulting services are limited to those merger or acquisition candidates that have been identified to the Board of Directors of the Issuer by Genovese as of May 4, 2004 or otherwise identified to the Board by Genovese and approved by the Board in its sole discretion.

         In addition, each of the Reporting Persons has agreed pursuant to the
New Consulting Agreement that until December 31, 2005, without the prior written consent of the Issuer, neither it nor its affiliates will, among other things:
(i) acquire, directly or indirectly (including through the exercise of any options), any securities of the Issuer; or (ii) seek, alone or in concert with others, the removal of any member of the Board of Directors of the Issuer or otherwise act, alone or in concert with others, to control or seek to control the management, Board of Directors or policies of the Issuer.

         With respect to the aforementioned Options relating to 1,100,000 shares of Common Stock for which the Reporting Persons disclaim any beneficial ownership, the Issuer and Genovese have agreed pursuant to the New Consulting
Agreement that the exercise of such Options shall be considered null and void if
Genovese returns the share certificate relating thereto to the Issuer within five days of the execution of the New Consulting Agreement. Genovese will owe no fees in connection with such cancellation and, upon return of such shares, will owe no fees with respect to the purported exercise of such Options.

         The Reporting Persons may from time to time: (i) maintain their holdings at current levels, and/or (ii) sell all or a portion of their holdings in the open market, in privately

negotiated transactions or otherwise, in each case subject to applicable federal securities laws. Any such actions will depend upon, among others, the continuing evaluation of the Issuer's business, financial condition, operations and prospects; general market, economic and other conditions; the relative attractiveness of alternative business and investment opportunities; the actions of the management and other future developments.

         Except as otherwise set forth above in this Item 4, the Reporting
Persons have no present plans or prospects which relate to or would result in any of the actions described in parts (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b) Based on the Issuer's Quarterly Report on Form 10-QSB filed with the Securities and Exchange Commission on August 23, 2004, there were
40,069,300 shares of Common Stock issued and outstanding as of June 30, 2004.
The Reporting Persons own an aggregate of 3,330,382 shares of Common Stock or approximately 8.3% of the outstanding shares of Common Stock. Genovese, as the sole stockholder of BG Capital, has the sole power to vote or direct the disposition of such shares.

         (c) The following is a listing of transactions in shares of Common
Stock during the past 60 days. All of the following transactions were effected by BG Capital as open market purchases or sales on the Over-The-Counter Bulletin
Board.

                 Transaction          Type of     Number of        Price per
                        Date      Transaction        Shares            Share
                        ----      -----------        ------            -----
                    8/3/2004              Buy        10,000           $1.150
                    8/3/2004              Buy         5,000           $1.140
                    8/3/2004             Sell      (10,000)           $1.200
                    8/3/2004             Sell      (10,000)           $1.205
                    8/3/2004             Sell      (10,000)           $1.205
                    8/4/2004             Sell       (4,200)           $1.200
                    8/4/2004             Sell       (5,000)           $1.260
                    8/4/2004             Sell       (6,000)           $1.260
                    8/4/2004             Sell     (192,700)           $1.269
                    8/5/2004             Sell     (170,700)           $1.389
                    8/5/2004             Sell      (94,500)           $1.416
                    8/6/2004              Buy         3,000           $1.350
                    8/6/2004              Buy         2,000           $1.360
                    8/9/2004              Buy        11,000           $1.378
                    8/9/2004              Buy         7,000           $1.380
                    8/9/2004              Buy         6,300           $1.375
                    8/9/2004              Buy         3,500           $1.379
                    8/9/2004              Buy         2,700           $1.360
                    8/9/2004              Buy         2,000           $1.385
                    8/9/2004              Buy         1,500           $1.380
                    8/9/2004              Buy        26,000           $1.382
                    8/9/2004              Buy         2,000           $1.380

                    8/9/2004              Buy         1,000           $1.400
                    8/9/2004              Buy        20,000           $1.400
                    8/9/2004              Buy         2,500           $1.370
                    8/9/2004              Buy         4,120           $1.370
                   8/10/2004              Buy        15,000           $1.382
                   8/10/2004              Buy         9,000           $1.395
                   8/10/2004              Buy        90,500           $1.393
                   8/10/2004              Buy        23,500           $1.393
                   8/12/2004             Sell      (47,500)           $1.505
                   8/12/2004             Sell       (4,500)           $1.510
                   8/12/2004             Sell       (7,500)           $1.510
                   8/12/2004             Sell       (7,500)           $1.515
                   8/12/2004             Sell      (15,000)           $1.510
                   8/12/2004             Sell      (20,000)           $1.510
                   8/12/2004             Sell      (24,000)           $1.510
                   8/12/2004             Sell      (25,000)           $1.511
                   8/12/2004             Sell      (32,000)           $1.511
                   8/12/2004              Buy        19,000           $1.385
                   8/16/2004              Buy       111,200           $1.516
                   8/16/2004              Buy        40,500           $1.519
                   8/16/2004              Buy        35,500           $1.525
                   8/16/2004              Buy        30,500           $1.520
                   8/16/2004              Buy        20,000           $1.520
                   8/16/2004              Buy        20,000           $1.510
                   8/16/2004              Buy         9,300           $1.530
                   8/16/2004              Buy           500           $1.505
                   8/17/2004              Buy        17,000           $1.535
                   8/17/2004              Buy        60,000           $1.540
                   8/17/2004              Buy        16,000           $1.540
                   8/17/2004              Buy         2,500           $1.540
                   8/18/2004              Buy        58,500           $1.193
                   8/18/2004              Buy        16,000           $1.103
                   8/18/2004              Buy        10,000           $1.410
                   8/18/2004              Buy         2,000           $1.420
                   8/18/2004              Buy        20,500           $1.396
                   8/18/2004              Buy         4,500           $1.400
                   8/19/2004              Buy           500           $1.530
                   8/19/2004              Buy           500           $1.510
                   8/19/2004              Buy         5,000           $1.520
                   8/24/2004              Buy        75,500           $0.943
                   8/24/2004              Buy       100,000           $0.949
                    9/1/2004              Buy        25,000           $0.985
                    9/2/2004              Buy        27,500           $0.995
                    9/2/2004              Buy        30,000           $1.000
                    9/9/2004              Buy        10,000           $1.010
                    9/9/2004              Buy         7,500           $1.010

                    9/9/2004              Buy         7,000           $1.010
                    9/9/2004              Buy         5,000           $1.010
                    9/9/2004              Buy         4,500           $1.010
                    9/9/2004              Buy         2,500           $1.010
                   9/10/2004              Buy        14,000           $1.010
                   9/15/2004              Buy         2,000           $1.100
                   9/15/2004              Buy         5,000           $1.100
                   9/15/2004              Buy         3,000           $1.100
                   9/17/2004              Buy         1,000           $1.150
                   9/17/2004              Buy         1,000           $1.130
                   9/17/2004              Buy         2,000           $1.120
                   9/17/2004              Buy         6,500           $1.120
                   9/17/2004              Buy        21,400           $1.125
                   9/20/2004              Buy        15,000           $1.150
                   9/20/2004              Buy         5,000           $1.160
                   9/20/2004              Buy         1,500           $1.160
                   9/20/2004              Buy         5,000           $1.150
                   9/20/2004              Buy         3,000           $1.160
                   9/20/2004              Buy         8,500           $1.160
                   9/20/2004              Buy        15,000           $1.160
                   9/21/2004             Sell       (1,000)           $1.150
                   9/21/2004             Sell       (8,000)           $1.200
                   9/21/2004             Sell      (10,000)           $1.220
                   9/21/2004             Sell      (10,000)           $1.230
                   9/21/2004             Sell       (3,000)           $1.240
                   9/21/2004              Buy         5,000           $1.160
                   9/21/2004              Buy           185           $1.160
                   9/21/2004              Buy         1,000           $1.170
                   9/21/2004              Buy         1,000           $1.170
                   9/21/2004              Buy         9,000           $1.180
                   9/22/2004              Buy         6,200           $1.180
                   9/22/2004              Buy         3,800           $1.190
                   9/22/2004              Buy        47,000           $1.175
                   9/22/2004              Buy           550           $1.175
                   9/22/2004              Buy         3,900           $1.180
                   9/22/2004              Buy         1,000           $1.170
                   9/22/2004              Buy        60,000           $1.178
                   9/22/2004              Buy         1,000           $1.190
                   9/22/2004              Buy        25,000           $1.180
                   9/22/2004              Buy        16,500           $1.178
                   9/23/2004              Buy         5,000           $1.195
                   9/23/2004              Buy         3,000           $1.195
                   9/23/2004              Buy         1,000           $1.210
                   9/23/2004              Buy         2,000           $1.190
                   9/23/2004              Buy         4,000           $1.191
                   9/24/2004              Buy         5,000           $1.210

                   9/24/2004              Buy        25,000           $1.202
                   9/24/2004              Buy        12,900           $1.200
                   9/24/2004              Buy         7,000           $1.200
                   9/24/2004              Buy         5,100           $1.200
                   9/24/2004              Buy        24,760           $1.200
                   9/24/2004              Buy         3,500           $1.210
                   9/24/2004              Buy        10,000           $1.205
                   9/24/2004              Buy        33,000           $1.205
                   9/27/2004             Sell       (7,500)           $1.245
                   9/27/2004             Sell      (12,500)           $1.245
                   9/27/2004              Buy        20,500           $1.200
                   9/27/2004              Buy           787           $1.200
                   9/27/2004              Buy         8,000           $1.219
                   9/28/2004              Buy        20,000           $1.230
                   9/28/2004              Buy        40,000           $1.228
                   9/29/2004              Buy        17,000           $1.245
                   9/29/2004              Buy        11,000           $1.240
                   9/29/2004              Buy        10,000           $1.245
                   9/29/2004              Buy           960           $1.240
                   9/29/2004              Buy        10,000           $1.240
                   9/30/2004              Buy        41,000           $1.255
                   9/30/2004              Buy        20,000           $1.255
                   9/30/2004              Buy        10,000           $1.253
                   9/30/2004              Buy         7,500           $1.255
                   9/30/2004              Buy         6,000           $1.253
                   9/30/2004              Buy         2,500           $1.260
                   9/30/2004              Buy        10,000           $1.255
                   9/30/2004              Buy         4,000           $1.250
                   9/30/2004              Buy        25,000           $1.250
                   9/30/2004              Buy         1,000           $1.250
                   9/30/2004              Buy         2,500           $1.250
                   9/30/2004              Buy         2,500           $1.250
                   9/30/2004              Buy         5,000           $1.250

         (d) Not applicable.

         (e) Not applicable.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

         E. Consulting Agreement, dated as of October 1, 2004, by and among
Spectrum Sciences & Software Holdings Corp., Endeavor Capital Group, LLC, BG
Capital Group, Ltd. and Robert Genovese.

                                    SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:  October 1, 2004                     BG CAPITAL GROUP LTD.

                                            By:  /s/ Robert Genovese
                                                --------------------------------
                                                Robert Genovese, President

                                             /s/ Robert Genovese
                                            ------------------------------------
                                            ROBERT GENOVESE